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                              July 27, 2023

       Chong Jiexiang Aloysius
       Chief Executive Officer
       Simpple Ltd.
       71 Ayer Rajah Crescent
       #03-07
       Singapore 139951

                                                        Re: Simpple Ltd.
                                                            Amendment No. 3 to
Registration Statement on Form F-1
                                                            Filed July 12, 2023
                                                            File No. 333-271067

       Dear Chong Jiexiang Aloysius:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 Filed July 12,
2023

       Risk Factors
       Risks Relating To Our Corporate Structure And To An Investment In Our Shares, page 29

   1. We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility
seemingly unrelated to company performance following a number of recent initial public
offerings, particularly among companies with relatively smaller public floats. Accordingly,
please add a separate risk factor addressing the potential for rapid and substantial price
volatility and discuss the risks to investors when investing in stock where the price is
changing rapidly. Clearly state that such volatility, including any stock-
                                                        run up, may be
unrelated to your actual or expected operating performance and financial condition or prospects,
making it difficult for prospective investors to assess the rapidly
 Chong Jiexiang Aloysius
Simpple Ltd.
July 27, 2023
Page 2
      changing value of your stock.
       Please contact Cara Wirth at 202-551-7127 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,
FirstName LastNameChong Jiexiang Aloysius
                                                         Division of
Corporation Finance
Comapany NameSimpple Ltd.
                                                         Office of Trade &
Services
July 27, 2023 Page 2
cc:       Lawrence S. Venick
FirstName LastName